

Mail Stop 3233

June 1, 2017

Via E-mail
Ms. Lisa Palmer
Chief Financial Officer
Regency Centers Corporation
One Independent Drive, Suite 114
Jacksonville, FL 32202

> **Re: Regency Centers Corporation and Regency Centers, L.P.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **Form 8-K**
> **Filed May 10, 2017**
> **File No. 1-12298 and 0-24763**

Dear Ms. Palmer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 10, 2017

Exhibit 99.1

First Quarter 2017 Highlights, page 1

1. We note that your highlights include a bullet point for the non-GAAP measure Same property Net Operating Income. In future filings, please revise to include the comparable GAAP measure within your highlights. Reference is made to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

2. Notwithstanding the above, please label this measure "as adjusted" in future filings if this measure continues to include pre-acquisition results.

Reconciliation of Income (Loss) from Operations to Pro-Rata Same Property NOI – Actual, page 6

3. We note your adjustments for same property NOI related to non-ownership periods of Equity One here and on page 48 of your Form 10-Q for the period ended March 31, 2017. Please tell us how you determined the adjustments including any adjustments you made to the extent you received the information from third parties. Identify within your response each specific financial statement line item that includes pre-acquisition information and the amount of the adjustment made to each line item that relates to pre-acquisition results.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 if you have any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities